ICON LEASING FUND ELEVEN, LLC

100 Fifth Avenue, Tenth Floor

New York, New York 10011

April 21, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Pamela Long

ICON Leasing Fund Eleven, LLC

Registration Statement on Form S-1 (File No. 121790)

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ICON Leasing Fund Eleven, LLC (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 5:00 p.m. on April 21, 2005 or as soon thereafter as practicable.

Pursuant to your letter to the Company of April 12, 2005, in connection with this request for effectiveness, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and
•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

                            ICON Leasing Fund Eleven, LLC

                    By:        ICON Capital Corp.,

                    Its Manager

                                                                     By:    /s/ Thomas W. Martin

Thomas W. Martin

Executive Vice President, Treasurer

and Director